United States securities and exchange commission logo





                               December 10, 2021

       Ophir Sternberg
       President and Chief Executive Officer
       Lionheart Acquisition Corp. II
       4218 NE 2nd Avenue
       Miami, FL 33137

                                                        Re: Lionheart
Acquisition Corp. II
                                                            Registration
Statement on Form S-4
                                                            Filed November 10,
2021
                                                            File No. 333-260969

       Dear Mr. Sternberg:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4 Filed November 10, 2021

       "What Equity Stake Will Current Stockholders...", page viii

   1.                                                   Please separately
disclose the equity stake that the each of the current stockholders, the initial stockholders,
and the members will hold in the post-business combination
                                                        company.
       Ownership of the Post-Combination Company, page 2

   2. It appears that underwriting fees remain constant and are not adjusted based on redemptions. Please
revise to disclose the effective underwriting fee on a percentage basis for shares at each
redemption level presented in your sensitivity analysis related to dilution.
 Ophir Sternberg
FirstName  LastNameOphir
Lionheart Acquisition Corp.Sternberg
                            II
Comapany10,
December   NameLionheart
              2021        Acquisition Corp. II
December
Page 2    10, 2021 Page 2
FirstName LastName
Tax Receivable Agreement, page 15

3. Please revise to quantify the potential size of any payments under the Tax Receivable
         Agreement.
Risk Factors, page 25

4. Disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.
"Changes in legislation, both federal and state, or in laws relating to healthcare...", page 34

5. Please disclose the percentage of MSP recoveries that are brought in under the Medicare
         Secondary Payer Act. Please also revise to disclose the potential effect on your business if the Medicare Secondary Payer Act is substantially changed or repealed.
"We may not be able to obtain additional capital to continue...", page 43

6. Please enhance this risk factor to describe and quantify your sources of liquidity to fund working capital.
"The Sponsor, certain members of the LCAP Board and our officers...", page 51

7. Please elaborate on the personal and financial interests of the Sponsor and your officers and directors that may have influenced their motivation in identifying and selecting MSP.
"Our public stockholders will experience substantial dilution...", page 52

8. Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.
9. Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.
"We will qualify as a 'controlled company' within the meaning of the Nasdaq listing standards...", page 53

10.      Please explain the controlling shareholders    ability to control
matters requiring
         shareholder approval, including the election of directors, amendment of organizational documents, and approval of major corporate transactions, such as a change in control, merger, consolidation, or sale of assets.
 Ophir Sternberg
FirstName  LastNameOphir
Lionheart Acquisition Corp.Sternberg
                            II
Comapany10,
December   NameLionheart
              2021        Acquisition Corp. II
December
Page 3    10, 2021 Page 3
FirstName LastName
"Risks Related to Ownership of Our Common Stock...", page 60

11. Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.
Unaudited Pro Forma Condensed Combined Financial Information
Notes to Unaudited Pro Forma Condensed Combined Financial Information
1. Basis of Presentation, page 77

12. You state that the New Warrants will be classified as equity upon issuance at the closing date. Please provide us with your analysis under ASC 815-40 to support your accounting treatment for the warrants. As part of your analysis, please address whether there are any terms or provisions in the warrant agreement that provide for potential changes to the settlement amounts that are dependent upon the characteristics of the holder of the warrant, and if so, how you analyzed those provisions in accordance with the guidance in
         ASC 815-40.
4. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information, page 81

13. Please revise footnotes l and ee to clarify why the 98.7% and 99.2% interests attributable to MSP Members as a result of the Up-C structure under the no redemption and maximum redemption scenarios, respectively, represent non-controlling interest and how you allocated the net income or loss to the non-controlling interest in all periods presented.
Redemption Rights, page 88

14. We note that LCAP's Sponsor, directors, officers, and Nomura have agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement.
Conflicts of Interest, page 126

15. We note your statement that "[w]e are not prohibited from pursuing an initial business combination with a company that is affiliated with the Sponsor or our officers or directors. However, in the event we seek to complete our initial business combination with such a company, we, or a committee of independent directors, would obtain an opinion from an independent investment banking firm that is a member of FINRA or from an independent accounting firm, that such an initial business combination is fair to our company from a financial point of view." Please elaborate on what "affiliated" means in this context. In this light, we note that John H. Ruiz, CEO of MSP and Ophir Sternberg,
         CEO of LCAP and their affiliates have entered into multiple agreements together (4701
 Ophir Sternberg
FirstName  LastNameOphir
Lionheart Acquisition Corp.Sternberg
                            II
Comapany10,
December   NameLionheart
              2021        Acquisition Corp. II
December
Page 4    10, 2021 Page 4
FirstName LastName
         North Meridian Lakehouse, LLC, RC Lakehouse, LLC, and Cigarette Holdings, LLC, as
         described in further detail on page 230). In light of these transactions, please tell us what consideration you gave to obtaining a fairness opinion, why you chose not to obtain a fairness opinion, and whether you should obtain a fairness opinion for this business combination. In addition, please clarify how the board considered those conflicts in negotiating and recommending the business combination. Also, please update the table on page 128 to reflect the fiduciary duties or contractual obligations owed by Ophir Sternberg in any of the agreements described on page 230.
16.      Please expand your disclosure regarding the sponsor   s ownership
interest in the target
         company. Disclose the approximate dollar value of the interest based on the transaction value and recent trading prices as compared to the price paid.
17. Your charter waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.
Security Ownership of Certain Beneficial Owners and Management of MSP, The Company and
The Post-Combination Company, page 133

18. Please disclose the sponsor and its affiliates' total potential ownership interest in the combined company, assuming exercise and conversion of all securities, including the New
         Warrants.
Information About MSP, page 136

19. We note your statement that "[a]s of June 30, 2021, we are entitled to a portion (typically fifty percent (50%)) of any recovery rights associated with approximately $248 billion in
         Billed Amounts (and approximately $60 billion in Paid Amounts), which contains an estimated $15 billion of potentially recoverable claims." Please revise to explain how you calculate your $15 billion estimation of potentially recoverable claims and clarify whether that is the total recoverable amount or whether you would typically be entitled to 50% of that amount. Additionally, please disclose how much of the $60 billion in Paid Amounts is "capitated payments" and whether to date, you have been successful in recovering any capitated payments. Finally, please revise to include the time frame for which you anticipate receiving payment on the potentially recoverable claims.
20. Please include any material contracts as an exhibit to this registration statement, for example MSP's Amazon Web Services agreement, any other systems agreement, the
         Virage Investment Capacity Agreement, and any of your fee sharing arrangements or tell us why you are not required to do so. Refer to Item 21 of Form S-4 and
Item 601(b)(10)
         of Regulation S-K.
Our Claims Portfolio, page 146

21. We note that as of June 30, 2021 you have been assigned certain recovery rights for more than 150 Assignors. Please clarify whether you received these rights under the Recovery
 Ophir Sternberg
FirstName  LastNameOphir
Lionheart Acquisition Corp.Sternberg
                            II
Comapany10,
December   NameLionheart
              2021        Acquisition Corp. II
December
Page 5    10, 2021 Page 5
FirstName LastName
         Model, the Chase to Pay model, and/or the Claims Recovery Services model as explained on pages 154-155. In that light, we note your statements on page 155 that you have yet to generate substantial revenue from the Recovery Model and no revenue from the Chase to
         Pay model and that you have entered into two claims recovery service contracts under the
         Claims Recovery Services model. Please clarify how you anticipate generating revenue from the 150 Assignors under the relevant model.
Human Capital, page 150

22. Please provide the information required by Item 101(c)(2)(ii) of Regulation S-K.
MSP Recovery's Management's Discussion And Analysis, page 154

23. We note your statement that "[i]t would take any competitor a long time to amass the portfolio of claims rights currently owned by us." Please provide support for this statement or characterize it as management's belief.
24. We note that you have entered into two claims recovery service contracts. Please disclose the date that you entered into these claims recovery service contracts, the Billed
         Amounts and potential recovery amounts, and any other material information.
25. We note that your Assignors have grown from 32 in 2015 to 155 as of as of June 30,
         2021. Please revise to state the number of Assignors that you have had per year for each of the last three years.
26. We note your statement that "[p]er the Medicare Secondary Payer Act, we are entitled to reasonable and customary rates. If litigation is required, we are also entitled to double damages and additional penalties." Please clarify how double damages and additional penalties are treated under each of your business models. To the extent such amounts are paid directly to the Law Firm, please revise to state as much.
27. Please disclose MSP's management's key performance indicators and metrics in evaluating its business. Refer to Item 303(a) of Regulation S-K and SEC Release 33-10751.
Impact of the COVID-19 Pandemic, page 157

28. Please discuss the key economic factors and impact of COVID-19, and known trends and uncertainties, on your Total Claims Recovery, Cost of Recoveries, number of Assignors or
         Clients, changes in Billed Amounts, timing of recovery of payments, timing of any litigation, etc. for the year ended December 31, 2020 and period ended June 30, 2021, if any. Refer to Item 303(b)(2)(i) and (ii) of Regulation S-K and
         CF Disclosure Guidance Topics 9 and 9A.
Background of the Business Combination, page 176

29. We note your disclosure regarding your search process for a target business, including that your search started with 45 potential targets. Please provide additional detail on how you
 Ophir Sternberg
FirstName  LastNameOphir
Lionheart Acquisition Corp.Sternberg
                            II
Comapany10,
December   NameLionheart
              2021        Acquisition Corp. II
December
Page 6    10, 2021 Page 6
FirstName LastName
         narrowed the targets down from the 45 original potential targets. To the extent applicable, please describe the role of the Sponsor in these activities. Also, please highlight the potential targets where the members of the LCAP Board were involved, and how they were involved.
30. We note that on January 19, 2021, Messrs. Sternberg and Ruiz discussed MSP's then current and projected financial position and Mr. Ruiz's vision to grow MSP, and certain benefits for MSP if it were to operate as a public company. Please revise to disclose the material discussions related to each of these topics.
31. Please describe, in further detail, the underlying basis for the possible preliminary valuation range of MSP between $20.0 billion and $50.0 billion.
32. Please disclose whether any materials were prepared and/or circulated in connection with the February 18, 2021 and March 19, 2021 meetings, and if applicable, which parties prepared and circulated such materials. Provide greater detail about the MSP Model, and
         Brattle's assessment of it.
33. Please provide the basis for MSP's pre-money equity valuation at $26.8 billion and quantify and describe the MSP Members' post-closing transaction consideration adjustment. Also, please elaborate on the material terms of the MSP valuation discussions that occurred throughout March 2021 and the valuation metrics discussed in April 2021, including the material details surrounding the certain governmental claims rights held by
         MSP WB, LLC.
34. Please discuss the material considerations and negotiations underlying the PIPE transaction and the ultimate decision to not include the PIPE.
35. Please disclose any material terms or negotiation points regarding the proposed transaction structure, possible capital alternatives, valuation, business assumptions and outlook as discussed on April 26, 2021.
36.      We note that on or about May 15, 2021 MSP and LCAP agreed to include the MSP
         Government Claims in the Business Combination, increasing the overall purchase price to
         $32.5 billion. Please clarify the then current valuation of the business without the
         Government Claims business and any material adjustments to the prior valuation at $26.8 billion.
37. Please disclose the material terms added to the July 11, 2021 draft of the MIPA under which the LCAP Board would recommend the transaction to its stockholders in order to comply with the directors' fiduciary duties under Delaware law.
38.      We note that Nomura was engaged as LCAP's financial advisor and Stifel and KBW
         were engaged as MSP's financial advisor in connection with the business combination.
         Please revise to elaborate on the role that each financial advisor played in advising on the business combination. To the extent that Nomura and/or Stifel prepared any report, for example in presenting MSP's financial model or in preparing the investor
 Ophir Sternberg
FirstName  LastNameOphir
Lionheart Acquisition Corp.Sternberg
                            II
Comapany10,
December   NameLionheart
              2021        Acquisition Corp. II
December
Page 7    10, 2021 Page 7
FirstName LastName
         presentation, please file such report in accordance with Item 1015(b) of Regulation M-A.
39. Revise to state how, in substance, Amendment no. 1 to the MIPA impacts the overall terms of the transaction that was approved by the Board and clarify whether the Board of
         LCAP continued to recommend the transaction to shareholders. Recommendation of the LCAP Board and Reasons for the Business Combination, page 183

40. We note that the LCAP Board determined that the consideration to be paid to the
         Members and New Warrants to the Class A Common Stockholders was "reasonable."
         Please elaborate on what "reasonable" means in this context.
41. We note that at the date that the LCAP Board approved the Business Combination, MSP did not have any combined or consolidated historical financial statements that the LCAP
         Board could consider. Tell us how the Board was able to evaluate the unaudited prospective financial information of MSP without the necessary context of historical financial information. Please tell us whether the LCAP Board considered the MSP historical financial statements once they were provided, and if so, whether the LCAP
         Board continues to recommend the Business Combination to shareholders. If the LCAP
         Board did not consider the MSP historical financial statements once they were provided, please revise to state as much and explain why and how the LCAP Board made that decision and continued to recommend the transaction.
42. Please disclose whether the Board considered Nomura's conflict of interest as an underwriter to receive deferred compensation in connection with the business combination, while also serving as a financial advisor to the LCAP in evaluating and advising on the business combination. Please also update your risk factors to address this conflict of interest.
Certain Unaudited Projected Financial Information of MSP, page 187

43. Explain how MSP prepared its projections in light of the fact that MSP did not have any combined or consolidated historical financial statements at the time the projections were provided to LCAP. Please also explain the assumptions underlying the projections in light of MSP's historical financials and relatively untested business models (i.e. Claim
         Recovery Model and Chose to Pay).
44. Please disclose how and why the timeframe leading out to 2026 projected financial results was selected. Disclose whether or not the projections are in line with historic operating trends and, if not, explain why the change in trends is appropriate.
45. Please disclose the specific assumptions that underlie each line item of the MSP projections. For example, please include the assumptions that underlie MSP
         management   s good faith estimate of the timing of reaching recovery
settlements or other
         resolutions and the assumptions that underlie Implied Annual Recoveries. Please explain the reasoning behind the substantial increases between the estimates in 2021 as compared to 2026. In this light we note that Total Claims Recovery as of December 31, 2020 was
 Ophir Sternberg
FirstName  LastNameOphir
Lionheart Acquisition Corp.Sternberg
                            II
Comapany10,
December   NameLionheart
              2021        Acquisition Corp. II
December
Page 8    10, 2021 Page 8
FirstName LastName
         $13.9 million.
Interests of the Company's Directors and Executive Officers in the Business Combination, page
189

46. Here and in your risk factor on page 51, please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are
         awaiting reimbursement. Provide similar disclosure for the company   s
officers and
         directors, if material.
47. Here and in your risk factor on page 51, please highlight the risk that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.
48. Here and in your risk factor on page 51, please clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.
Interests of MSP's Directors and Executive Officers in the Business Combination Legal Fees, page 191

49. Please discuss why MSP did not make payments in the years ended 2020 and 2019 to the law firms owned and controlled by John H. Ruiz and Frank C. Quesada. Also, fill in the payments made to the law firms as of June 30, 2021 and disclose whether this amount includes amounts owed for any prior period(s).
Sources and Uses for the Business Combination, page 191

50. Revise this table to reflect all sources of consideration, including equity consideration, for the total value of the transaction and quantify the amount by which this depiction could be impacted by a full redemption scenario.
Material U.S. Federal Income Tax Considerations, page 211

51. In addition to the disclosure you have provided in this section regarding the exercise of redemption rights, please include a discussion of the federal income tax consequences of the business combination. Please also include a tax opinion from counsel as appropriate.
         Refer to Item 4(a)(6) of Form S-4 and Section III.A. of Staff Legal Bulletin 19.
Certain Relationships and Related Party Transactions, page 228

52. Please disclose who will receive the payment from 4701 Meridian Lakehouse, LLC on or before May 31, 2026. Please also disclose all information that is required by Item 404(a)
         of Regulation S-K with respect to the Cigarette Holdings, LLC transaction.
 Ophir Sternberg
Lionheart Acquisition Corp. II
December 10, 2021
Page 9
General

53. We note that Nomura performed additional services after the IPO and part of the IPO underwriting fee was deferred and conditioned on completion of a business combination.
      Please quantify the aggregate fees payable to Nomura that are contingent on completion of the business combination.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Suying Li at (202) 551-3335 or Lyn Shenk at (202) 551-3380 if you
have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at (202) 551-7127 or Mara Ransom at (202) 551-3264 with any other questions.



                                                           Sincerely,
FirstName LastNameOphir Sternberg
                                                           Division of
Corporation Finance
Comapany NameLionheart Acquisition Corp. II
                                                           Office of Trade &
Services
December 10, 2021 Page 9
cc:       Steven D. Pidgeon
FirstName LastName